                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                        TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)


                           THE BLUEBOOK INTERNATIONAL
                                HOLDING COMPANY

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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share

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                         (Title of Class of Securities)

                                   09608Q109

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                                 (CUSIP Number)

                                James R. Lavelle
                               Cotelligent, Inc.
                                   100 Theory
                                   Suite 200
                                Irvine, CA 92612
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 19, 2002
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP No. 09608Q109                  13D         Page  2  of 9  Pages
                                                       ---   ---
----------------------------                     -------------------------------

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     1   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             COTELLIGENT, INC.                      EIN: 943173918
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                         (b) [X]
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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS*

             WC, OO
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [_]

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     6   CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

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                         7     SOLE VOTING POWER

                                      5,316,704
                       ---------------------------------------------------------
  NUMBER OF
   SHARES                8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                              0
    EACH               ---------------------------------------------------------
  REPORTING
 PERSON WITH             9     SOLE DISPOSITIVE POWER

                                      5,316,704
                       ---------------------------------------------------------

                         10    SHARED DISPOSITIVE POWER

                                        0
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,316,704
--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                [_]

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          15.6%
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     14       TYPE OF REPORTING PERSON*

                     CO
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                                      -2-

Item 1. Security and Issuer

     This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.0001 per share ("Common Stock"), of The Bluebook International Holding Company, a Delaware corporation ("Issuer"). The principal executive office of Issuer is 21098 Bake Parkway, Suite 100, Lake Forest, California 92630-2163. Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 2. Identity and Background

     This Statement is being filed by Cotelligent, Inc., a Delaware corporation ("Cotelligent"). The address of the principal office of Cotelligent is 100 Theory, Suite 200, Irvine, California 92612. Cotelligent is engaged in the business of providing mobile business solutions and Web services.

     Attached as Schedule A is the name, principal occupation and business address of each executive officer and/or director of Cotelligent. Schedule A is incorporated into and made as part of this Statement.

     During the last five years, neither the Reporting Person nor, to the best of Cotelligent's knowledge, any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither the Reporting Person nor, to the best of Cotelligent's knowledge, any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On August 19, 2002, Cotelligent entered into the Series C Convertible Redeemable Preferred Stock Purchase Agreement, dated as of August 19, 2002 (the "Series C Purchase Agreement"), by and between Issuer, Mark A. Josipovich ("M. Josipovich"), Daniel E. Josipovich ("D.E. Josipovich"), Daniel T. Josipovich ("D.T. Josipovich"), Dorothy E. Josipovich ("D. Josipovich"; and together with
M. Josipovich, D.E. Josipovich and D.T. Josipovich, the "Founders", and each a "Founder") and Cotelligent (attached hereto as Exhibit A and incorporated herein by reference), to purchase, for a total purchase price of $5,100,000, a total of 5,316,704 shares of Series C Convertible Redeemable Preferred Stock, par value $.0001 per share ("Series C Preferred").

     Pursuant to the Series C Purchase Agreement, on August 19, 2002, Cotelligent purchased 3,055,540 shares of Series C Preferred with (i) $997,589.02 from its working capital, (ii) the extinguishment of $1,431,000 of outstanding accounts owed to Issuer and (iii) the conversion of a $502,410.98 bridge loan from Cotelligent to Issuer (in the principal amount of $500,000, plus interest). Pursuant to a side letter, dated as of August 19, 2002 (the "Side Letter"), from Issuer to Cotelligent (see Exhibit B hereto, which is incorporated herein by reference), Issuer agreed that as Cotelligent rendered further services to Issuer, Cotelligent could from time to time present to Issuer its invoice for services performed since August 19, 2002 and request the issuance and sale of additional shares of Series C Preferred in consideration of the extinguishment of the amounts owed therefor. Issuer agreed to issue and sell such shares of Series C Preferred to Cotelligent at a purchase price of $0.959241 of services extinguished per share of Series C Preferred so issued, until the cumulative total of the services rendered after August 19, 2002, together with the $1,431,000 of receivables extinguished on August 19, 2002, equaled $2,100,000. As of November 30, 2002, the cumulative total of the services rendered by Cotelligent to Issuer, together with the $1,431,000 of receivables extinguished on August 19, 2002, equaled $2,100,000 and, as a result, as of such date Cotelligent had the right to acquire beneficial ownership of 697,427 shares of Series C Preferred. The 697,427 shares of Series C Preferred were issued by Issuer to Cotelligent on December 23, 2002.

     Pursuant to the Series C Purchase Agreement, Cotelligent agreed to purchase 1,563,737 shares of Series C Preferred (the "Second Closing Shares") for $1,500,000 following Issuer's first sale of its B.E.S.T.7(TM) product software solution. Issuer completed its first sale of its B.E.S.T.7(TM) product software solution in December 2002 and on December 23, 2002, Cotelligent purchased the Second Closing Shares with $1,500,000 from its working capital.

     No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.


Item 4. Purposes of Transactions

     The shares of Series C Preferred deemed to be beneficially owned by the Reporting Person were acquired as an investment in connection with its ongoing business relationship with Issuer.

     In December 2001, Cotelligent and Issuer entered into a development agreement, pursuant to which Cotelligent agreed to provide certain development services for certain of Issuer's product software solutions. During the course of performing under the development agreement, Cotelligent decided to expand its relationship with Issuer and make an equity investment in Issuer, which provided Issuer with working capital. Cotelligent entered into the Series C Purchase Agreement on August 19, 2002. In connection with the Series C Purchase Agreement, Cotelligent and Issuer entered into an Alliance Agreement dated as of August 19, 2002 (the "Alliance Agreement"), to establish a relationship for providing future services to each other and to Issuer's customers, including, among other things, Cotelligent's development of additional products for Issuer, the use of Cotelligent's services to implement certain of Issuer's product software solutions and Issuer's referral of customers to Cotelligent in return for a referral fee. Since entering into the Series C Purchase Agreement and the Alliance Agreement, Cotelligent has assisted Issuer in marketing its products and identifying personnel to help expand Issuer's organization. Cotelligent and Issuer are continuing to evaluate arrangements pursuant to which Cotelligent will serve as the application service provider and provide hosting and operational support for end users of Issuer's product software solutions. Cotelligent and Issuer are also studying ways to further enhance their strategic business relationship, which may include further expansion of their strategic alliance, a joint venture, an acquisition of additional capital stock of Issuer, a merger or other business combination, or other similar transaction, involving Cotelligent and Issuer.

     Pursuant to the Voting Agreement, dated August 19, 2002 (the "Voting Agreement"), entered into in connection with the Series C Purchase Agreement (see Exhibit C hereto, which is incorporated herein by reference), during the term of the Voting Agreement, the Founders have agreed to vote all shares of voting capital stock of Issuer registered in their respective names or beneficially owned by them (collectively, the "Founder Shares") for the election as a director of Issuer of one representative of Cotelligent designated by written notice from Cotelligent to each Founder. The term of the Voting Agreement shall continue in full force and effect from August 19, 2002 through the earliest of the following dates, on which it shall terminate in its entirety: (i) the date as of which the parties to the Voting Agreement terminate the Voting Agreement by the written consent of Cotelligent, Issuer and the holders of a majority of the Founder Shares; (ii) the date Cotelligent owns less than twenty percent (20%) of the Conversion Shares (as defined below) or one-third of the Series C Preferred; or (iii) the date James Lavelle is removed as the Chief Executive Officer of Cotelligent after a hostile takeover of Cotelligent. "Conversion Shares" means the initial shares of Issuer's Common Stock received upon conversion of any of the Series C Preferred. James Lavelle, Chief Executive Officer of Cotelligent, has been designated by Cotelligent to serve on Issuer's Board of Directors.

     The Reporting Person may acquire additional shares or other securities of Issuer or sell or otherwise dispose of any or all of the shares or other securities of Issuer it beneficially owns. The Reporting Person has engaged and intends to continue to engage in discussions with the management and members of the Board of Directors of Issuer concerning the business, operations and future plans of Issuer.

     The responses to Item 3 are incorporated by reference herein.

     Other than as described above, neither the Reporting Person nor, to Cotelligent's knowledge, any person listed on Schedule A, currently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although they reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer

     (a) On August 19, 2002, Cotelligent purchased 3,055,540 shares of Series C Preferred, which are currently convertible into 3,055,540 shares of Common Stock, subject to certain antidilution provisions. As of August 19, 2002, assuming conversion of the 3,055,540 shares of Series C Preferred, Issuer had 31,788,951 shares of Common Stock issued and outstanding and Cotelligent beneficially owned 9.6% of Issuer's issued and outstanding Common Stock. Pursuant to the Side Letter, Issuer agreed that as Cotelligent rendered further services to Issuer, Cotelligent could from time to time present to Issuer its invoice for services performed since August 19, 2002 and request the issuance and sale of additional shares of Series C Preferred in consideration of the extinguishment of the amounts owed therefor. Issuer agreed to issue and sell such shares of Series C Preferred to Cotelligent at a purchase price of $0.959241 of services extinguished per share of Series C Preferred so issued, until the cumulative total of the services rendered after August 19, 2002, together with the $1,431,000 of receivables extinguished on August 19, 2002, equals $2,100,000. As of November 30, 2002, the cumulative total of the services rendered by Cotelligent to Issuer, together with the $1,431,000 of receivables extinguished on August 19, 2002, equaled $2,100,000 and, as a result, as of such date Cotelligent had the right to acquire beneficial ownership of 697,427 shares of Series C Preferred, which would be convertible into 697,427 shares of Common Stock, subject to certain antidilution provisions. As a result, as of November 30, 2002, Cotelligent is deemed to be the beneficial owner of 3,752,967 shares, or 11.6%, of Issuer's issued and outstanding Common Stock. These 697,422 shares of Series C Preferred were issued by Issuer to Cotelligent on December 23, 2002. Pursuant to the Series C Purchase Agreement, Cotelligent agreed to purchase 1,563,737 shares of Series C Preferred, which would be convertible into 1,563,737 shares of Common Stock, subject to certain antidilution provisions, following Issuer's first sale of its B.E.S.T.7(TM) product software solution. Issuer completed its first sale of its B.E.S.T.7(TM) product software solution in December 2002 and on December 23, 2002, Cotelligent purchased 1,563,737 shares of Series C Preferred. As of such date, Cotelligent beneficially owned 5,316,704 shares or 15.6% of Issuer's issued and outstanding common stock.

         (b) The responses of the Reporting Person to Items (7) through (11) of the portion of pages 2 hereto which relates to Common Stock beneficially owned are incorporated herein by reference.

         (c) Except as described above, there have been no transactions in the Common Stock during the past sixty days by the Reporting Person or, to the knowledge of Cotelligent, any other person listed on Schedule A.

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Cotelligent.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Cotelligent acquired its shares of Series C Preferred pursuant to the Series C Purchase Agreement.

         A Right of First Refusal Agreement, dated as of August 19, 2002 (the "Right of First Refusal Agreement"), was entered into by Cotelligent, Issuer and the Founders (see Exhibit D hereto, which is incorporated herein by reference). The Right of First Refusal Agreement provides that, in the event a Founder proposes to transfer any of his or her shares (the "Offered Shares") to one or more third parties, Founder shall give Cotelligent written notice of the Founder's intention to make the transfer (the "Transfer Notice"), in which case Cotelligent shall have an option for a period of ten (10) days from receipt of the Transfer Notice to elect to purchase the Offered Shares at the same price and subject to the same material terms and conditions described in the Transfer Notice, subject to certain exceptions.

         An Investors Rights Agreement, dated as of August 19, 2002 (the "Investors Rights Agreement"), was entered into by Cotelligent, Issuer and the Founders (see Exhibit E hereto, which is incorporated herein by reference). Pursuant to the Investors Rights Agreement, Issuer has granted to Cotelligent certain demand and "piggyback" registration rights with respect to the shares of Common Stock (including shares of Common Stock issuable upon conversion of the Series C Preferred) held by Cotelligent.

         Pursuant to the Certificate of Designation of the Series C Preferred (the "Certificate of Designation"), filed with the Secretary of State of Delaware on August 19, 2002, as amended (attached hereto as Exhibit F and incorporated herein by reference), Cotelligent currently is entitled to one vote per share of Common Stock into which each share of Series C Preferred is convertible. Cotelligent is entitled to receive dividends in an amount equal to the equivalent per share dividend declared on the Common Stock, when and as declared by the Board of Directors.

         Pursuant to the Certificate of Designation, Issuer has agreed not to take the following actions without the consent of at least fifty percent (50%) of the issued and outstanding shares of Series C Preferred: (a) alter the rights or powers of the Series C Preferred in an adverse manner, (b) increase the authorized number of shares of Series C Preferred in excess of 5,316,704, (c) create any new class or series of stock or any other securities having a preference over or on parity with the Series C Preferred with respect to redemption, voting, dividend or liquidation, provided that this provisions shall not prohibit creating any class or series of stock with the same voting rights as the Common Stock, (d) declare or pay dividends, or (e) incur indebtedness in an amount in excess of $2,000,000 during the period beginning on August 19, 2002 and ending on August 19, 2004. In addition, pursuant to the Certificate of Designation, Issuer has given Cotelligent the right, beginning on the earlier of
(i) August 19, 2006 or (ii) a "Liquidation" (as defined in the Certificate of Designation), and continuing until August 19, 2008, to require Issuer to repurchase all or a portion of the Series C Preferred then outstanding at a repurchase price of $0.959241 per share.

         Pursuant to the Certificate of Designation, the Issuer has granted to the holders of Series C Preferred certain preemptive rights with respect to shares of Common Stock or other securities convertible to Common Stock issued by the Issuer, subject to certain exceptions. These preemptive rights are more fully set forth in Section 10 of the Certificate of Designation.

         The foregoing response to this Item 6 is qualified in its entirety by reference to the Series C Purchase Agreement, the Right of First Refusal Agreement, the Investors Rights Agreement and the Certificate of Designation.

         Except for the agreements described in the responses to Items 3 and 4 and this Item 6, neither the Reporting Person, nor, to the best of its knowledge, any persons listed on Schedule A hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Company.

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Item 7.  Materials to Be Filed as Exhibits

         The following materials are filed as Exhibits to this Statement:

         Exhibit A: Series C Convertible Redeemable Preferred Stock Purchase Agreement, dated as of August 19, 2002, by and between The Bluebook International Holding Company, Mark A. Josipovich, Daniel E. Josipovich, Daniel
T. Josipovich, Dorothy E. Josipovich and Cotelligent, Inc.

         Exhibit B: Side Letter, dated as of August 19, 2002, from The Bluebook International Holding Company to Cotelligent, Inc.

         Exhibit C: Voting Agreement, dated as of August 19, 2002, by and among The Bluebook International Holding Company, certain holders listed on the signature pages thereto and Cotelligent, Inc.

         Exhibit D: Right of First Refusal Agreement, dated as of August 19, 2002, by and among The Bluebook International Holding Company, Mark A. Josipovich, Daniel E. Josipovich, Daniel T. Josipovich, Dorothy E. Josipovich and Cotelligent, Inc.

         Exhibit E: Investor Rights Agreement, dated as of August 19, 2002, by and between The Bluebook International Holding Company and Cotelligent, Inc.

         Exhibit F: Certificate of Designation of Series C Convertible Preferred Stock of The Bluebook International Holding Company filed with the Secretary of State of Delaware on August 19, 2002, as amended

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2003

                                        Cotelligent, Inc.


                                        By: /s/ James R. Lavelle
                                            --------------------------
                                        Name: James R. Lavelle
                                        Title: Chairman of the Board and Chief
                                               Executive Officer

                                                                      SCHEDULE A

                                Cotelligent, Inc.

      Name                        Position                 Principal Occupation           Business Address
      ----                        --------                 --------------------           ----------------
Anthony M. Frank                  Director                  General Partner and         c/o Cotelligent, Inc.
                                                           Chairman of Belvedere             100 Theory
                                                             Capital Partners                 Suite 200
                                                                                          Irvine, CA 92612

Daniel E. Jackson            President and Chief            President and Chief              100 Theory
                              Operating Officer            Operating Officer of               Suite 200
                                                             Cotelligent, Inc.            Irvine, CA 92612

James R. Lavelle          Chairman of the Board and      Chairman of the Board and           100 Theory
                           Chief Executive Officer      Chief Executive Officer of            Suite 200
                                                             Cotelligent, Inc.            Irvine, CA 92612

Curtis J. Parker          Executive Vice President,      Executive Vice President,           100 Theory
                          Chief Financial Officer,       Chief Financial Officer,             Suite 200
                           Treasurer and Secretary        Treasurer and Secretary         Irvine, CA 92612

Debra J. Richardson               Director              Faculty Member of UC Irvine     c/o Cotelligent, Inc.
                                                                                             100 Theory
                                                                                              Suite 200
                                                                                          Irvine, CA 92612

All of the persons listed above are United States citizens.

                                  EXHIBIT INDEX

     The following materials are filed as Exhibits to this Statement:

     Exhibit A: Series C Convertible Redeemable Preferred Stock Purchase Agreement, dated as of August 19, 2002, by and between The Bluebook International Holding Company, Mark A. Josipovich, Daniel E. Josipovich, Daniel
T. Josipovich, Dorothy E. Josipovich and Cotelligent, Inc.

     Exhibit B: Side Letter, dated as of August 19, 2002, from The Bluebook International Holding Company to Cotelligent, Inc.

     Exhibit C: Voting Agreement, dated as of August 19, 2002, by and among The Bluebook International Holding Company, certain holders listed on the signature pages thereto and Cotelligent, Inc.

     Exhibit D: Right of First Refusal Agreement, dated as of August 19, 2002, by and among The Bluebook International Holding Company, Mark A. Josipovich, Daniel E. Josipovich, Daniel T. Josipovich, Dorothy E. Josipovich and Cotelligent, Inc.

     Exhibit E: Investor Rights Agreement, dated as of August 19, 2002, by and between The Bluebook International Holding Company and Cotelligent, Inc.

     Exhibit F: Certificate of Designation of Series C Convertible Preferred Stock of The Bluebook International Holding Company filed with the Secretary of State of Delaware on August 19, 2002, as amended